                                                Filed Pursuant to Rule 424(b)(3)
                                                File No. 333-90366



                   AMERICAN BUSINESS FINANCIAL SERVICES, INC.

                 SUPPLEMENT TO PROSPECTUS DATED OCTOBER 3, 2002

                             Dated October 15, 2003

         The following information supplements our prospectus dated October 3, 2002. Prior to making a decision to purchase or renew your investment in our subordinated debt, you should review this information carefully as it contains important information regarding our company. This supplement should be read in conjunction with the prospectus dated October 3, 2002 and supplement to the prospectus dated September 25, 2003.

                               Recent Developments

$250.0 Million Credit Facility

         On October 14, 2003, we entered into definitive agreements with a warehouse lender for a revolving mortgage loan warehouse credit facility of up to $250.0 million to fund loan originations. The $250.0 million facility has a term of three years with an interest rate on amounts outstanding equal to the one-month LIBOR plus a margin and the yield maintenance fees (as defined in the agreements). We also agreed to pay fees of $8.9 million upon closing and approximately $10.3 million annually over the three year term, plus a nonusage fee based on the difference between the average daily outstanding balance for the current month and the maximum credit amount under the $250.0 million facility, as well as the lender's out-of-pocket expenses. See the prospectus supplement dated September 25, 2003 for information regarding our loans, interest-only strips and residual interests securing this facility.

         The $250.0 million facility contains representations and warranties, events of default and covenants which are customary for facilities of this type, as well as our agreement to: (i) restrict total principal and interest outstanding on our subordinated debt to $750.0 million or less; (ii) make quarterly reductions commencing in April 2004 of an amount of subordinated debt pursuant to the formulas set forth in the loan agreement; (iii) maintain maximum interest rates payable on subordinated debt securities not to exceed 10 percentage points above comparable rates for FDIC insured products; and (iv) maintain minimum cash and cash equivalents of not less than $10.0 million. In addition to events of default which are typical for this type of facility, an event of default would occur if: (1) we are unable to sell subordinated debt for more than three consecutive weeks or on more than two occasions in a 12 month period; and (2) certain members of management are not executive officers and a satisfactory replacement is not found within 60 days.

         The definitive agreements grant the lender an option for a period of 90 days commencing on the first anniversary of entering into the definitive agreements to increase the credit amount on the $250.0 million facility to $400.0 million with additional fees and interest payable by us. The receipt of this $250.0 million facility satisfies a condition in our new $200.0 million credit facility, which required that we obtain another facility of at least $200.0 million described in the prospectus supplement dated September 25, 2003.

         Pursuant to the terms of our new $200.0 million credit facility described in the prospectus supplement dated September 25, 2003, we were required to close another facility of at least $200.0 million by October 3, 2003, which date was extended to October 8, 2003. We also obtained a waiver from this lender related to our non-compliance with the requirement to obtain a second facility as a condition to the closing of the $250.0 million credit facility described above.

         Although we obtained two new credit facilities totaling $450.0 million, the proceeds of these credit facilities may only be used to fund loan originations and may not be used for any other purpose. Consequently, we will have to generate cash to fund the balance of our business operations from other sources, such as whole loan sales, additional financings and sales of subordinated debt. See "Risk Factors - Since we depend upon the availability of financing to fund our continuing operations, any failure to obtain adequate funding could hurt our ability to operate profitably and restrict our ability to repay the notes upon maturity," in the prospectus and "Risk Factors - If we are unable to obtain additional financing, we may not be able to restructure our business to permit profitable operations or repay our subordinated debt when due," in the prospectus supplement dated September 25, 2003.

Credit Facilities, Pooling and Servicing Agreements and Waivers Related to Financial Covenants

         The following discussion should be read in conjunction with the disclosure regarding our credit facilities contained in the prospectus under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations -Liquidity and Capital Resources - Credit Facilities " and in the prospectus supplement dated September 25, 2003 under the heading "Recent Developments - Credit Facilities and Waivers Related to Financial Covenants."

         On September 30, 2003, we entered into an additional amendment to one credit facility (which was reduced to the $50.0 million facility as described in the prospectus supplement dated September 25, 2003) that extends the expiration date of the facility until October 10, 2003. The expiration date of this facility was subsequently extended to October 17, 2003. Our ability to repay this facility upon expiration is dependent on our ability to refinance the loans in one of our new credit facilities or our sale of loans currently warehoused in the expiring facility by the expiration date.

         On September 30, 2003, the lender under the $25.0 million credit facility agreed to amend such facility in anticipation of our non-compliance at September 30, 2003 with the requirement that our net income not be less than zero for two consecutive quarters as a result of the anticipated loss for the first quarter of fiscal 2004. Pursuant to the revised terms of our agreement with this lender, no additional advances may be made under this facility after September 30, 2003.

         The lender on our new $200.0 million credit facility granted us a waiver of our anticipated non-compliance at September 30, 2003 with the net worth covenant contained in this credit facility. We also agreed to amend our agreement with this lender to revise the net worth covenant to $25.0 million for the periods ending October 31, 2003 and November 30, 2003. See "$250 Million Credit Facility" above for the description of certain other extensions and waivers granted to us by this lender.

         In addition, as a result of our anticipated non-compliance at September 30, 2003 with the net worth requirements contained in several of our pooling and servicing agreements, we requested and obtained waivers of our non-compliance with these requirements. Pursuant to the terms of the amended agreements with one bond insurer and the trustee, the net worth maintenance requirement was waived for the term of the agreement and we were appointed as servicer for 120 days commencing October 1, 2003. The bond insurer may determine to reappoint us a servicer for successive 120 day periods if we qualify to act as servicer, as determined by the bond insurer, in its sole discretion. If we do not re-qualify, we can be replaced as servicer. We received a verbal waiver of our non-compliance with a financial covenant (with written documentation pending) from another bond insurer on several other pooling and servicing agreements. No assurance can be given that we will be able to obtain this waiver in writing or whether any conditions will be imposed on us in connection with the written waiver. See "Risk Factors - Our servicing rights may be terminated if we fail to satisfactorily perform our servicing obligations, or fail to meet minimum net worth requirements or financial covenants which could hinder our ability to operate profitably and impair our ability to repay our subordinated debt," in the prospectus supplement dated September 25, 2003.

          American Business Financial Services, Inc. Investment Notes

                                Rate Supplement

                             Prospectus Supplement
                                 Dated 10/15/03

                                  $1,000 to $24,999               $25,000 to $49,999          $50,000 to $99,999
         Term                   Rate     Annual Yield*          Rate      Annual Yield*      Rate       Annual Yield*
-----------------------------------------------------------------------------------------------------------------------

       3-5 mos.                 7.00%       7.25%               7.25%         7.51%           7.50%          7.78%

      6-11 mos.                 8.00%       8.32%               8.25%         8.59%           8.50%          8.87%

     12-23 mos.                10.00%      10.51%              10.25%        10.79%          10.50%         11.06%

     24-29 mos.                 9.00%       9.41%               9.25%         9.69%           9.50%          9.96%

    30-120 mos.                10.00%      10.51%              10.25%        10.79%          10.50%         11.06%

Money Market Note**             4.88%       5.00%               4.88%         5.00%           4.88%          5.00%
-----------------------------------------------------------------------------------------------------------------------


               Minimum Investment for Investment Notes is $1,000


AMERICAN BUSINESS FINANCIAL SERVICES, INC. IS A NASDAQ LISTED COMPANY (ABFI) An offer can only be made by the Prospectus dated October 3, 2002, the Prospectus Supplement dated September 25, 2003 and the Prospectus Supplement dated October 15, 2003, all read in conjunction with this Rate Supplement dated October 15, 2003. See "Risk Factors" in both the Prospectus and the Prospectus Supplement dated September 25, 2003 for a discussion of certain risks which should be considered in connection with an investment in the Notes. The Prospectus Supplements dated September 25, 2003 and October 15, 2003 contain important information about recent developments at ABFS and update the Prospectus dated October 3, 2002.
* The Effective Annual Yield assumes all interest reinvested daily at the stated rate.
The rates for the Investment Notes are available from October 15, 2003 through October 31, 2003.
**The interest paid on the Money Market Notes is subject to change from time to time at the Company's sole discretion provided that such rates shall not be reduced below 4% per year. Written notice of any decrease in rate will be provided to holders of such Notes at least 14 days prior to the effective date of the change. No notice will be provided in connection with an increase in the interest rate paid on such Notes.
You may obtain an additional copy of the Prospectus dated October 3, 2002, the Prospectus Supplement dated September 25, 2003 and the Prospectus Supplement dated October 15, 2003 free of charge from American Business Financial Services, Inc. by calling (800)776-4001.


   Investment Notes represent obligations of ABFS and are not certificates of deposit or insured or guaranteed by the FDIC or any other governmental agency.


                               [LOGO] American                   For information
                          Business Financial Services        call 1-800-776-4001

                   PO Box 11716 o Philadelphia, PA 19101-9928
                               www.ABFSonline.com

          American Business Financial Services, Inc. Investment Notes

                                Rate Supplement

                             Prospectus Supplement
                                 Dated 10/15/03


                                      $100,000 - and above
            Term                   Rate             Annual Yield*
     ---------------------------------------------------------------

          3-5 mos.                 8.00%               8.32%

         6-11 mos.                 9.00%               9.41%

        12-23 mos.                10.75%              11.34%

        24-29 mos.                 9.75%              10.23%

       30-120 mos.                10.75%              11.34%

     Money Market Note**           4.88%              5.00%

     ---------------------------------------------------------------

               Minimum Investment for Investment Notes is $1,000

AMERICAN BUSINESS FINANCIAL SERVICES, INC. IS A NASDAQ LISTED COMPANY (ABFI) An offer can only be made by the Prospectus dated October 3, 2002, the Prospectus Supplement dated September 25, 2003 and the Prospectus Supplement dated October 15, 2003, all read in conjunction with this Rate Supplement dated October 15, 2003. See "Risk Factors" in both the Prospectus and the Prospectus Supplement dated September 25, 2003 for a discussion of certain risks which should be considered in connection with an investment in the Notes. The Prospectus Supplements dated September 25, 2003 and October 15, 2003 contain important information about recent developments at ABFS and update the Prospectus dated October 3, 2002.
* The Effective Annual Yield assumes all interest reinvested daily at the stated rate.
The rates for the Investment Notes are available from October 15, 2003 through October 31, 2003.
**The interest paid on the Money Market Notes is subject to change from time to time at the Company's sole discretion provided that such rates shall not be reduced below 4% per year. Written notice of any decrease in rate will be provided to holders of such Notes at least 14 days prior to the effective date of the change. No notice will be provided in connection with an increase in the interest rate paid on such Notes.
You may obtain an additional copy of the Prospectus dated October 3, 2002, the Prospectus Supplement dated September 25, 2003 and the Prospectus Supplement dated October 15, 2003 free of charge from American Business Financial Services, Inc. by calling (800)776-4001.


 Investment Notes represent obligations of ABFS and are not certificates of deposit or insured or guaranteed by the FDIC or any other governmental agency.


                              [LOGO] American                    For information
                         Business Financial Services         call 1-800-776-4001

                   PO Box 11716 o Philadelphia, PA 19101-9928
                              www.ABFSonline.com